UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TomoTherapy Inc.

File No. 1-33452 - CF#23034

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TomoTherapy Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 30, 2008.

Based on representations by TomoTherapy Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 22, 2011
Exhibit 10.2	through February 12, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay E. Ingram
Special Counsel